China Sun Group High-Tech Co.
1 Hutan Street, Zhongshan District
Dalian, P. R. China

November 14, 2007

Via Federal Express

Mr. John Cash
Branch Chief
Securities and Exchange Commission

100 F Street, NE
Mail Stop 6010
Washington, DC 20549

Re:      China Sun Group High-Tech Co.
                     Form 10-KSB for the fiscal year ended May 31, 2007

            Filed September 6, 2007

            File No. 333-118259

Dear Mr. Cash:

Set forth herein are our responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 20, 2007, with respect to our Form 10-KSB for the fiscal year ended May 31, 2007, filed on September 6, 2007 (the “10-KSB”). A courtesy copy of this letter has been sent to the Staff’s examiners via courier. For your convenience, we have reprinted the Staff’s written comments below prior to our responses.

Material Commitments for Capital Expenditures and Subsequent Events page 18

1.	We note you have agreed to purchase a mining right for $2 million. Please explain to us how you intend to account for this purchase.

In accordance with SFAS 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies,” the purchase of the mining right for $2 million will be capitalized at acquisition cost on our applicable consolidated balance sheets under the line item “Mineral interests in properties.”

China Sun Group High-Tech Co.
November 14, 2007

Consolidated Financial Statements
General

2.

We note that you have labeled your 2006 information as “restated” throughout your document. Please explain to us what this restatement is the result of and what consideration you gave to the disclosures required by SFAS 154, if applicable.

On February 28, 2007, we consummated a stock exchange transaction with Da Lian Xin Yang High-Tech Development Co., Ltd, a limited liability company of the People’s Republic of China (“DLX”), whereby we acquired a 70% ownership interest in DLX.

We have accounted for the stock exchange as a reverse acquisition and recapitalization, whereby we are the accounting acquiree (legal acquirer) and DLX is the accounting acquirer (legal acquiree).

 Under paragraph 17 of SFAS No. 141 “Business Combinations,” and paragraphs D15 through D18 of Appendix to SFAS 141, the historical financial statements of the accounting acquiree prior to the reverse acquisition are restated to become those of the accounting acquirer, which in our case is DLX, our majority owned subsidiary. This constitutes a change in reporting entity under SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154, paragraph 23 states that when an accounting change results in financial statements that are, in effect, the statements of a different reporting entity, the change shall be retrospectively applied to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods. Thus, we labeled as “restated” our financial statements for the periods presented as if the share exchange had been consummated at the beginning of the earliest period presented.

3.

It appears to us based on your disclosures that you currently operate under one reportable segment. Please confirm for us that you have considered the requirements in SFAS 131 and in future filings please include information about your products as required under SFAS 131, paragraph 37.

Under paragraph 37 of SFAS 131, “Disclosures About Segments of an Enterprise and Related Information,” among other things, a company shall report revenues from external customers for each group of similar products. Our management has determined that cobaltosic oxide and lithium cobalt oxide are similar products because they are both used as the primary materials used in the production of lithium ion batteries. Thus, we currently operate one reportable business segment, the production and sale of cobaltosic oxide and lithium cobalt oxide, which are primary materials used in the manufacture of lithium ion batteries.

We confirm that the requirements in SFAS 131 have been considered. In future filings we will include information about our products as required under SFAS 131, paragraph 37.

China Sun Group High-Tech Co.
November 14, 2007

Footnote 3. Accounts Receivable, Net, page F- 13

4.

We note your accounts receivable balance and sales have increased significantly from the previous year; however, it is unclear to us why your accounts receivable balance at May 31, 2007 represents over half of your revenues in fiscal year 2007 and more than all of your revenues from the fourth quarter of fiscal 2007. Please explain to us in detail why your accounts receivable balance has fluctuated so appreciably, what your typical receivable terms are and also provide us with a roll forward of your allowance for doubtful accounts as required by Rule 5-04 of Reg. S-X. Additionally, in future filings, please provide a discussion as to the judgments involved in your determination of your allowance for doubtful accounts.

Prior to June 1, 2006, DLX was a development stage company involved in the research and development of cobaltosic oxide for the usage of lithium ion batteries. Beginning April 2006, we began the manufacture and sale of cobaltosic oxide. During 2006, we also launched a marketing campaign, which resulted in a significant increase in sales orders and accounts receivable. These changes to our operations and the launch of our marketing campaign created fluctuations in our previous accounts receivable balances.

Management has decided on a payment period of up to 3 or 6 months to customers to whom we extended credit, depending on the amount of purchases made per order. Customers who purchase products of RMB 15,000,000, approximately USD$2,000,000, or more per order will receive a payment period of up to 6 months, while customers who purchase less that this amount per order are required to pay within 3 months. It is our policy to provide for an allowance for doubtful accounts of 50% of accounts receivable that have been outstanding for more than 6 months.

As of September 30, 2007, we have collected accounts receivable of US$3,476,649, all of which was included in our May 31, 2007 accounts receivable balance (as reported on our 10-KSB) and was outstanding for more than 90 days.

The following is a schedule of our allowance for doubtful accounts as required by Rule 5-04 of Regulation S-X:

	Balance at beginning of fiscal year	Additions	Deductions	Balance at end of fiscal year
	June 1, 2006			May 31, 2007

Allowance for doubtful accounts	-	777,831	-	777,831

In future filings, we will provide a discussion as to the judgments involved in our determination of the allowance for doubtful accounts.

China Sun Group High-Tech Co.
November 14, 2007

Footnote 8. Minority Interest, page F-l4

5.

It is unclear to us how you have accounted for minority interest and what the amount of $3,994,658 represents. Please provide us with a comprehensive explanation as to what this amount represents and what accounting literature you followed in order to account for this minority interest.

As described in our response to comment 1 above, we consummated a stock exchange transaction with DLX on February 28, 2007, which resulted in our acquisition of a 70% interest in DLX.

The net assets of DLX is amounted to US$13,063,480 as of June 1, 2005, therefore the remaining 30% of the capital is vested on the minority interest of the Sun Group’s owners.

The calculation of minority interest is as follows:

Minority interest on the balance sheet:

As of June 1, 2005 (restated)	3,919,044

Share of minority interest for the year	(103,185)

As of June 1, 2006	3,815,859

Share of minority interest for the year	178,799

As of June 1, 2007	3,994,658

* * * * * *

China Sun Group High-Tech Co.
November 14, 2007

We acknowledge the following in connection with our responses to the Commission’s letter dated September 20, 2007:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

Regards, China Sun Group High-Tech Co. By: /s/ Bin Wang Name: Bin Wang Title: President and Chief Executive Officer

cc:     Mindy Hooker

                     U.S. Securities and Exchange Commission

         Al Pavot

                    U.S. Securities and Exchange Commission

         Henry I. Rothman, Esq.
                    Troutman Sanders LLP